EXHIBIT 99.1

NXT Energy Solutions Announces First Quarter 2019 Results

CALGARY, Alberta, May 15, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced the Company’s financial and operating results for the quarter ended March 31, 2019.  All dollar amounts herein are in Canadian Dollars.

Q1 Financial and Operating Highlights

Key financial and operational highlights for the first quarter include:

  The Company began the mobilization phase of its Nigerian SFD® survey valued at approximately $US8.9 million dollars with PE Energy Limited, a Nigerian oil and gas service company.  PE Energy Limited has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria.  Data acquisition operations for this contract were completed in early May 2019.  NXT’s recommendations are expected to be delivered during the third quarter of 2019.  The contracts have resulted from more than six (6) months of negotiations and the exchange of substantial technical information on the performance of the SFD®.
  To date the Company has received $US1.3 million payments from PE Energy Limited for the SFD® Surveys in Nigeria.  Further payments under the $US8.9 million contract will be made upon completion of each of three (3) project milestones and as per contract payment terms as follows: data acquisition (likely now due in June 2019), interpretation and delivery of the final report.
  In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years.  The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.   NXT and AGV are currently evaluating potential SFD® surveys subject to the logistics of scheduling the NXT’s aircraft.  The Company has received a $US100,000 non-refundable deposit in connection with this Co-operative Agreement.
  As the result of the Co-operation Agreement between AGV and NXT, the Company has received conditional approval from the Toronto Stock Exchange (“TSX”) to extend the expiry date of the common share warrants held by AGV for an additional 12 months until February 16, 2020, subject to disinterested shareholder approval at the Company’s Annual General Meeting on June 25, 2019.
  Effective February 26, 2019, NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America.  This agreement includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the agreement, subject to approval from the TSX.
  The memorandum of understanding entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired.
  No survey revenues were recorded in the first quarter of 2019 ended March 31, 2019.
  A net loss of $1.76 million was recorded for Q1 2019, including amortization expense of $0.44 million.
  Operating activities used $0.88 million of cash during Q1 2019 and net cash used for financing activities was $0.01 million.
  Losses per common share were $0.03 for Q1 2019 (basic and diluted).
  General and administrative costs for Q1 2019 as compared to Q1 2018 have been reduced by $0.06 million or 6% primarily due to a reduction in headcount partially offset by the Nigerian contract negotiation and legal costs.
  Cash and short-term investments at the end of the Q1 2019 were $3.35 million.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “NXT had a very busy first quarter planning and finalizing operational details for the Nigerian SFD® Survey.  Since this project was our first in Africa, a number of logistical issues needed to be overcome.  The Company has delivered more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources (“DPR”) as part of the qualification process.  I would like to thank our partner, PE Energy Limited in Nigeria, for their tireless efforts to make this project possible within seven months of initiating discussions.  Before receiving approval for the survey, NXT had to complete a test flight onshore.  Within days, we presented our preliminary results to NNPC and received approval for the project.  From April 17th to early May, NXT completed 5,000 line kilometers of data acquisition and is currently processing the data for interpretation.  More importantly, now that the first phase is completed and approved by NNPC, the first milestone payment is to be received in June as per contract payment terms.

The offshore test designed by DPR and the Nigerian Petroleum Development Corporation was carried out on April 28, 2019.  Final results will be presented in Nigeria in the near future.  Our aircraft is back in Calgary and undergoing scheduled maintenance in order to prepare for additional SFD® surveys.  We continue to pursue opportunities in Nigeria and are building on the momentum within Africa and the Middle East.  On behalf of our board of directors and myself as CEO, I want to thank all of our employees and service providers that supported the acquisition phase of the Nigerian SFD® survey.  We are looking forward to the rest of 2019.”

Summary highlights of NXT's 2019 first quarter financial statements (with comparative figures to 2018) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's first quarter 2019 unaudited condensed consolidated interim financial statements and the related management's discussion and analysis ("MD&A").

(All in Canadian $)	Three months ended March 31,
	2019	2018
Operating results:
Survey revenues	$-	$-
Survey expenses	377,733	249,762
General & administrative expenses	921,749	981,404
Stock based compensation expense	3,775	295,284
Amortization and other expenses, net	443,697	447,191
	1,746,954	1,973,641
Income (loss) before income taxes	(1,763,320)	(1,954,650)
Income tax expense
Current	-	-
Deferred	-	-
	-	-
Comprehensive loss for the period	$(1,763,320)	$(1,954,650)

Loss per common share – basic	$(0.03)	$(0.03)
Loss per common share – diluted	$(0.03)	$(0.03)

Number of common shares outstanding as at end of the period	68,573,558	62,832,843
Weighted average number of common shares outstanding for the period:
Basic	68,573,558	60,392,209
Diluted	68,573,558	60,392,209

Cash provided by (used in):
Operating activities	$(877,979)	$(1,338,908)
Financing activities	(10,377)	4,284,736
Investing activities	1,200,000	650,001
Net cash inflow (outflow)	311,644	3,595,829
Cash and cash equivalents, beginning of the period	339,532	166,618
Cash and cash equivalents, end of the period	651,176	3,762,447

Cash and cash equivalents	651,176	3,762,447
Short-term investments	2,700,000	300,000
Total cash and short-term investments	3,351,176	4,062,447

Net working capital balance	1,976,283	2,572,091

NXT's 2019 first quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call to discuss the 2019 first quarter financial and operating results are as follows:

Date:	Thursday, May 16, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-866-454-4207
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	727625#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Corporate Controller & Interim CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, completion of the milestones and receipt of payments under the SFD® contract with PE Energy Limited, authorization and approval of the AGV warrant term extension by disinterested shareholders and the TSX, the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, the ability to successfully complete the SFD® data interpretation on the terms of the contract, complete the SFD® recommendations within the contract parameters, and ensuring payments of all contract amounts in accordance with the terms of the contract, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent MD&A for the quarter ended March 31, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A of financial results for the quarter ended March 31, 2019 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. MD&A of financial results and the audited consolidated financial statements and notes for the quarter ended March 31, 2019, are available through the internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.